EXHIBIT 99.1

Cronos Group Inc. Announces Fourth Quarter 2018 and Full Year 2018 Results

Closed C$2.4 Billion Strategic Growth Investment from Altria Group, Inc.

Completed first harvest in Peace Naturals expansion to Building 4

Launched Two Recreational Brands: COVE™ and Spinach™

Announced Landmark Partnership with Ginkgo Bioworks to Produce Cultured Cannabinoids

Became first Pure Play Cannabis Company to list on a Major U.S. Exchange

TORONTO, March 26, 2019 (GLOBE NEWSWIRE) -- Cronos Group Inc. (NASDAQ: CRON) (TSX: CRON) (“Cronos Group” or the “Company”), today announced financial results for the fourth quarter and full year ended December 31, 2018.

“We are proud of all we have accomplished in 2018 and in the fourth quarter. Over the past year, Cronos Group has diligently focused on our strategic objectives, which culminated in our transformative partnership with Altria Group, Inc.,” said Mike Gorenstein, CEO of Cronos Group. “We’ve expanded our production footprint domestically and internationally, developed our distribution with global partnerships, launched iconic brands for the Canadian adult-use market and grown our IP portfolio with landmark research and development initiatives.”

“At Cronos Group, we take pride in leading the industry forward responsibly and are motivated to create meaningful products that excite our consumers and bring happiness and an improved quality of life. We are very excited to partner with Altria to help us realize our goals. Altria’s investment and the services they provide will enhance our resources and enable us to scale our product development and commercialization capabilities. The growth potential in the cannabis industry is vast and we are only just beginning. With our differentiated brands, global footprint, growing production capacity and commitment to cannabinoid innovation, together with Altria’s partnership, Cronos Group is well positioned to realize this opportunity. We’re heading into 2019 energized and ready to execute on our strategy.”

Corporate Milestones and Updates

Cronos Group became the first pure play cannabis company to list on a major stock exchange in the United States. The Company’s common shares began trading on the NASDAQ Global Market (“NASDAQ”) under the trading symbol “CRON” in February 2018. Another milestone came in May 2018, as the trading of Cronos Group’s common shares in Canada was up-listed from the TSX Venture Exchange to the Toronto Stock Exchange (“TSX”). In May 2018, the Cronos Group board of directors (the “Cronos Group Board”) approved the appointment of KPMG LLP as independent auditor of the Company. These major corporate milestones reflect the significant progress Cronos Group has made in strengthening our corporate governance structure.

In March 2019, the Company closed the $2.4 billion equity investment in the Company previously announced in December 2018 (the “Altria Investment”) by Altria Group, Inc. (“Altria”), pursuant to a subscription agreement dated December 7, 2018. At closing, Altria also received a warrant to acquire additional common shares of the Company (the “Warrant”) that if fully exercised at closing, would provide the Company with approximately $1.4 billion of additional proceeds.

As of the closing date of the Altria Investment, Altria held an approximately 45% ownership interest in the Company (calculated on a non-diluted basis) and, if exercised in full on such date, the exercise of the Warrant, would result in Altria holding a total ownership interest in the Company of approximately 55% (calculated on a non-diluted basis). This strategic partnership with Altria provides Cronos Group with additional financial resources, product development and commercialization capabilities, and deep regulatory expertise to better position the Company to compete in the global cannabis industry.

In connection with the closing of the Altria Investment, the Cronos Group Board expanded from five to seven members. The Cronos Group Board now consists of Cronos Group CEO, Mike Gorenstein as Chairman, Jim Rudyk, Chief Financial Officer of Roots Corporation, who will serve as lead director, and Jason Adler, Founder and Managing Partner of Gotham Green Partners, LLC. Four new directors nominated by Altria were also appointed to the Cronos Group Board in connection with the closing of the Altria Investment, including Kevin “K.C.” Crosthwaite Jr., Senior Vice President, Chief Strategy and Growth Officer of Altria; Bronwen Evans, an independent consultant; Murray Garnick, Executive Vice President and General Counsel of Altria; and Bruce Gates, former Senior Vice President of External Affairs at Altria. These new directors to the Cronos Group Board bring additional experience and expertise as Cronos Group continues to grow globally.

Along with new appointees to the Cronos Group Board, Cronos Group bolstered its management team with the addition of Jerry Barbato, who has been appointed Chief Financial Officer (“CFO”) of the Company, effective April 15, 2019. Mr. Barbato most recently was the Senior Director of Corporate Strategy at Altria and will assume the CFO role from William Hilson, who will transition to a new role as Cronos Group’s Chief Commercial Officer, also effective April 15, 2019. As Chief Commercial Officer, Mr. Hilson will report to Mike Gorenstein and be responsible for further enhancing the commercial strategy as well as the product and research development priorities of the Company.

Global Production Footprint

Cronos Group is committed to building a global network, with partnerships, joint ventures, production and distribution across international and domestic markets. In the Canadian market, the Company’s wholly-owned licensed producer and center of excellence, Peace Naturals Project Inc. (“Peace Naturals”), yielded its first harvest in December 2018 in the newly completed Building 4 (“B4”) at the Peace Naturals campus. B4 is Cronos Group’s 286,000 sq. ft. purpose-built indoor production facility, which was built to Good Manufacturing Practice (“GMP”) standards. In 2018, the Company not only constructed B4 but also completed construction of the Peace Naturals greenhouse. Peace Naturals engages in the cultivation, production, and research and development of cannabis, cannabinoids and cannabis-based products.

Additionally, the Company announced a venture with a group of investors led by Bert Mucci, a leading Canadian large-scale greenhouse operator. The entity created by this new partnership, Cronos Growing Company Inc. (“Cronos GrowCo”), expects to construct an 850,000 square foot, purpose-built, greenhouse on approximately 100 acres of land, owned by Cronos GrowCo in Kingsville, Ontario.

Cronos Group’s joint venture, Cronos Israel, with the Israeli agricultural collective settlement Kibbutz Gan Shmuel (“Gan Shmuel”) for the production, manufacture and distribution of medical cannabis, is currently under construction. The Company anticipates that construction of the 45,000 sq. ft. greenhouse will be complete in the first half of 2019 and construction of the manufacturing facility will be complete in the second half of 2019.

In January 2019, the Israeli government approved the export of medical cannabis from Israel, which would allow medical cannabis license holders who meet certain quality standards to export medical cannabis, under tight supervision of the Israeli authorities, to Single Convention of Narcotic Drugs signatory countries that have explicitly approved the import of cannabis. The Company intends to pursue the necessary licensing for and export of medical cannabis products from Cronos Israel once production operations have commenced.

Internationally, Cronos Group announced a joint venture with an affiliate of Agroidea SAS , a leading Colombian agricultural services provider with over 30 years of research, development and production operations and expertise managing industrial scale horticultural operations in Colombia.

This partnership establishes a newly formed entity, NatuEra S.à r.l. (“NatuEra”), in Colombia that will develop, cultivate, manufacture and export cannabis-based medical and consumer products for the Latin American and global markets. NatuEra is the cannabis industry’s first Contract Manufacturing Organization (CMO) in Latin America, with plans to allow the growing number of cannabis brands to outsource cultivation and manufacturing. NatuEra plans to develop its initial cultivation and manufacturing operations with a purpose-built, GMP-standard facility located in Cundinamarca, Colombia.

NatuEra was granted a license to cultivate non-psychoactive cannabis plants to produce seeds for planting and the manufacture of derivative products. Commencement of operations at the facility will be subject to obtaining the remaining appropriate licenses under applicable law.

The Company also announced a joint venture in Australia at the start of 2018 (“Cronos Australia”) for the research, production, manufacture and distribution of medical cannabis. The Company owns a 50% equity interest in Cronos Australia and believes that Cronos Australia will serve as its hub for Australia, New Zealand and South East Asia, bolstering the Company’s supply capabilities and distribution network in the Australasia region.

Global Sales and Distribution

On October 17, 2018, Canada became the first G7 country and the second country in the world to legalize cannabis sales for adult use. Cronos Group participated in this new market through the launch of its two adult-use brands COVE™ and Spinach™. Currently, these brands are distributed to the following provinces: Ontario, British Columbia, Nova Scotia, Prince Edward Island and Saskatchewan. As Cronos Group’s production capacity grows, the Company intends to explore expanding its distribution into additional Canadian provinces and territories by entering into agreements with the appropriate parties.

Additionally, for the Canadian market, Cronos GrowCo, entered into a supply agreement with Cura Cannabis Solutions (“Cura”) in August 2018. Cura signed a five year take-or-pay supply agreement to purchase a minimum of 20,000 kilograms of cannabis per annum from Cronos GrowCo after Cura receives all necessary licenses from Health Canada.

In March 2018, Cronos Group announced a joint venture with MedMen Enterprises USA, LLC. The Company owns a 50% equity interest in the joint venture MedMen Canada Inc. (“MedMen Canada”).  MedMen Canada is focused on branded products in Canada and creating a Canadian branded retail chain in provinces that permit private retailers. MedMen Canada is in the process of reviewing and analyzing the evolving regulatory retail landscape in provinces where private retail is permitted under applicable law.

Internationally, Cronos Group made strides to expand its footprint with a distribution agreement to supply the medical market in Poland. In June 2018, Cronos Group entered into a five-year exclusive distribution partnership with Delfarma Sp. Zo.o (“Delfarma”). Delfarma, pharmaceutical wholesaler with a distribution network of over 5,000 pharmacies and more than 200 hospitals, reaches approximately 40% of the Polish domestic market. Under the five-year exclusive distribution agreement, Cronos Group will supply Peace Naturals™ branded cannabis products to Delfarma for distribution within Poland. The Company also has a five-year exclusive distribution agreement with G. Pohl-Boskamp GmbH & Co. KG entered into in October 2017, an international European pharmaceutical manufacturer and distributor, for the German market.

Intellectual Property Initiatives

Cronos Group’s vision to transform industries through cannabinoid innovation has resulted in two key research and development initiatives with Ginkgo Bioworks, Inc. (“Ginkgo”) and Technion Research and Development Foundation of the Technion – Israel Institute of Technology (“Technion”).

In September 2018, Cronos Group and Ginkgo announced a landmark partnership to produce cultured cannabinoids through fermentation that are identical to those extracted from the cannabis plant. The research and development partnership is focused on producing large volumes of eight target cannabinoids, including rare cannabinoids, from custom yeast strains by leveraging existing fermentation infrastructure without incurring significant capital expenditures to build new cultivation and extraction facilities.

The Company will fund certain research and development and foundry expenses expected to be approximately US$22.0 million, subject to the achievement of certain milestones. In addition, tranches of Cronos Group’s common shares will be issued to Ginkgo, upon Ginkgo’s demonstration that the microorganisms are able to produce the target cannabinoids for less than US$1,000 per kilogram of pure cannabinoid at a scale of greater than 200 liters.

In November 2018, Ginkgo received from the U.S. Drug Enforcement Agency (the “DEA”) a DEA Researcher Controlled Substance Registration Certificate and a Researcher Controlled Substance Registration Certificate from the Massachusetts Department of Public Health for the conduct of research involving cannabinoids. The Company intends to produce and distribute the target cannabinoids globally and has received confirmation from Health Canada that this method of production is permitted under the Cannabis Act.

In October 2018, Cronos Group announced that the Company had entered into a sponsored research agreement with Technion to explore the use of cannabinoids and their role in regulating skin health and skin disorders. The preclinical studies will be conducted by Technion over a three-year period and will focus on three skin conditions: acne, psoriasis and skin repair. Research will be led by Technion faculty members Dr. David “Dedi” Meiri, Head, Laboratory of Cancer Biology and Cannabinoid Research, and Dr. Yaron Fuchs, Head, Laboratory of Stem Cell Biology and Regenerative Medicine, two of the world’s leading researchers in cannabis and skin stem cell research, respectively.

Brand Portfolio

Cronos Group is building an iconic brand portfolio designed to meet the needs and exceed the expectations of our consumers. In May 2018, Cronos Group previewed its premium recreational brand COVE™. COVE™ was born in the Okanagan Valley in British Columbia, which is known for producing some of the world’s finest cannabis. COVE™ products are terpene-rich and hand-trimmed using only the best results from each harvest. By avoiding shortcuts like harsh refining processes, COVE™ maintains the natural balance of the plant across all the brand’s terpene-rich cannabis extracts and brings the highest quality products to its consumers.

In September 2018, Cronos Group launched its other adult-use brand, Spinach™. This mainstream adult-use brand is fun, lighthearted and playful. Spinach™ is focused on offering Farm-To-Bowl™ products that bring friends together and make experiences more enjoyable. This brand has High Expectations™ and is geared towards a wide range of consumers that don’t take life too seriously and are looking for entertaining, fun ways to enhance activities.

Financial Highlights Fiscal Year 2018 and Subsequent to Fiscal 2018

Cronos Group reported net revenues of $5.6 million in the fourth quarter 2018 as compared to $1.6 million for the fourth quarter 2017, representing an increase of $4.0 million, or 248%. The increase in revenue was driven by shipments to the Canadian adult-use market and growth in cannabis oil revenue. For full year 2018, the Company reported net revenue of $15.7 million as compared to $4.1 million for full year 2017, representing an increase of $11.6 million, or 285%. The increase in revenues was driven by increased production capacity, commencement of shipment into the Canadian adult-use market, growth of the Company’s medical client base and growth in cannabis oil revenues.

The Company reported gross profit before fair value adjustments of $2.5 million in the fourth quarter 2018 as compared to $0.4 million for the fourth quarter 2017, representing an increase of $2.0 million, or 449%. The increase in gross profit before fair value adjustments was largely driven by an increase in kilograms sold over the comparable prior year period. Gross margin before fair value adjustments was 44% in the fourth quarter of 2018. The Company reported gross profit before fair value adjustments of $8.0 million in the full year 2018 as compared to $2.0 million for the full year 2017, representing an increase of $6.0 million, or 294%. This increase driven by the increase in kilograms sold during the period. Gross margin before fair value was 50% in the full year of 2018.

Cronos Group reported total operating expenses of $12.4 million in the fourth quarter 2018 as compared to $2.9 million for the fourth quarter 2017, representing an increase of $9.5 million, or 328%. The increase in operating expenses was driven by an increase in research and development expenses, talent acquisition and an increase in professional and consulting fees for serves rendered in connection with various strategic initiatives, including the Altria Investment. For full year 2018, the Company reported operating expenses of $29.4 million as compared to $9.3 million for full year 2017, representing an increase of $20.0 million, or 215%. The increase in operating expenses was driven by an increase in research and development expenditures including the Ginkgo Strategic Partnership, talent acquisition and an increase in professional and consulting fees for services rendered in connection with various strategic initiatives.

In 2018, Cronos Group strengthened liquidity by raising $100.0 million and $46.0 million of gross proceeds through two separate bought deal offerings of common shares in April 2018 and January 2018, respectively. In March 2019, the Company’s liquidity position was further strengthened by the closing of the Altria Investment.

In January 2019, the Company entered into a credit agreement with Canadian Imperial Bank of Commerce, as administrative agent and lender, and the Bank of Montreal, as lender, in respect of a $65 million secured non-revolving term loan credit facility (the “Credit Facility”). In connection with the closing of the Credit Facility, the Company used the funds available under the Credit Facility to fully repay its $40.0 million senior secured construction loan with Romspen Investment Corporation. In March 2019, the Credit Facility was repaid in full by the Company with a portion of the proceeds from the Altria Investment.

In March 2019, the Company sold all of its approximately 19% equity interest in Whistler Medical Marijuana Corporation (“Whistler”) to Aurora Cannabis Inc. (“Aurora”) in an all-share transaction (the “Aurora Acquisition”). At closing of the Aurora Acquisition, the Company received approximately $24.7 million in value of Aurora common shares. Subject to the satisfaction of certain specified milestones, the Company expects to receive an additional $7.6 million in value of Aurora common shares.

Conference Call

The Company will host a conference call and live audio webcast on Tuesday, March 26, 2019 at 8:30 a.m. EST to discuss fourth quarter 2018 and fiscal year 2018 results. The call will last approximately one hour. Instructions for the conference call are provided below:

  Live audio webcast: https://ir.thecronosgroup.com/events-presentations
  Toll Free from the U.S. and Canada dial-in: (866) 795-2258
  International dial-in: (409) 937-8902
  Conference ID: 8599026

An audio replay of the call will be archived on the Company’s website for replay.

About Cronos Group
Cronos Group is an innovative global cannabinoid company with international production and distribution across five continents. Cronos Group is committed to building disruptive intellectual property by advancing cannabis research, technology and product development. With a passion to responsibly elevate the consumer experience, Cronos Group is building an iconic brand portfolio. Cronos Group’s portfolio includes Peace Naturals™, a global health and wellness platform, and two adult-use brands COVE™ and Spinach™. To learn more about the Cronos Group and its brands, please visit: www.thecronosgroup.com; www.peacenaturals.com; www.covecannabis.ca; www.spinachcannabis.com

Forward-looking statements

This news release contains "forward-looking information" and "forward-looking statements" within the meaning of applicable securities laws (collectively, "forward-looking statements"), which are based on the Company’s current internal expectations, estimates, projections, assumptions and beliefs. All information contained herein that is not clearly historical in nature may constitute forward-looking statements. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “likely”, “should”, “would”, “plan”, “anticipate”, “intend”, “potential”, “proposed”, “estimate”, “believe”, or other similar words, expressions, phrases, including negative and grammatical variations thereof, or statements that certain events or conditions “may” or “will” happen, or by discussions of strategy. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, targets, guidance or other statements that are not statements of historical fact. Forward-looking statements are provided for the purposes of assisting the reader in understanding our financial performance, financial position and cash flows as at and for periods ended on certain dates and to present information about management's current expectations and plans relating to the future and the reader is cautioned that such information may not be appropriate for any other purpose. Some of the forward-looking statements contained in this press release, include, but are not limited to, statements with respect to: the anticipated benefits of the Altria Investment, including our ability to scale our product development and commercialization capabilities as a result thereof; the anticipated benefits of our joint ventures, strategic alliances, research and development initiatives and other commercial arrangements, including the ability to produce and distribute the target cannabinoids under our strategic partnership with Ginkgo; the anticipated benefits of the Aurora Acquisition, including the satisfaction of certain specified milestones; our ability to execute on our growth strategy, including the construction of production facilities and the commencement of operations by our joint ventures and the timing thereof; the ability of Cronos Group, our joint ventures, strategic partners and commercial counterparties to obtain all necessary licenses, permits and approvals; our ability to expand our distribution network and global footprint; our business and operations; our strategy for future growth; our intention to build an international iconic brand portfolio and develop disruptive intellectual property; and the growth potential of the cannabis industry and our ability to realize such opportunity. No forward-looking statement can be guaranteed and Cronos Group cannot guarantee the future statements contained herein. Forward-looking statements are based upon certain material assumptions that were applied in drawing a conclusion or making a forecast or projection, including management's perceptions of historical trends, current conditions and expected future developments, as well as other considerations that are believed to be appropriate in the circumstances. While we consider these assumptions to be reasonable based on information currently available to management, there is no assurance that such expectations will prove to be correct. By their nature, forward-looking statements are subject to inherent risks and uncertainties that may be general or specific and which give rise to the possibility that expectations, forecasts, predictions, projections or conclusions will not prove to be accurate, that assumptions may not be correct and that objectives, strategic goals and priorities will not be achieved. A variety of factors, including known and unknown risks, many of which are beyond our control, could cause actual results to differ materially from the forward-looking statements in this press release. Such factors include, without limitation, those discussed in the Company's management’s discussion and analysis for the year ended December 31, 2018 and the Company’s annual information form for the year ended December 31, 2018, both of which have been filed on the Company’s profile on SEDAR at www.sedar.com and on EDGAR at www.sec.gov. Readers are cautioned to consider these and other factors, uncertainties and potential events carefully and not to put undue reliance on forward-looking statements. Forward-looking statements contained herein are made as of the date of this press release and are based on the beliefs, estimates, expectations and opinions of management on the date such forward-looking statements are made. The Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, estimates or opinions, future events or results or otherwise or to explain any material difference between subsequent actual events and such forward-looking statements, except as required by applicable law.

All references in this news release to “dollars”, “C$” or “$” are to Canadian dollars and all references to “US$” are to United States dollars.

For further information, please contact:
Anna Shlimak
Investor Relations
Tel: (416) 504-0004
investor.relations@thecronosgroup.com

Cronos Group Inc.
Consolidated Statements of Financial Position
As at December 31, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	2018	2017
Assets
Current assets
Cash	25(a)	$32,634	$9,208
Accounts receivable	25(a)	4,163	1,140
Sales taxes receivable		3,419	3,114
Prepaids and other receivables	25(a)	3,876	790
Biological assets	7(a)	9,074	3,722
Inventory	7(b)	11,584	8,416
Loan receivable	8,25(a)	314	314
Total current assets		65,064	26,704
Advances to joint ventures	9,25(a)	6,941	-
Investments in equity accounted investees	10	3,492	3,807
Other investments	11,25(c)	705	1,347
Property, plant and equipment	12	171,891	56,172
Intangible assets	6(a),13(a)	11,234	11,207
Goodwill	13(b)	1,792	1,792
Total assets		$261,119	$101,029

Liabilities
Current liabilities
Accounts payable and other liabilities	25(b)	$15,532	$7,848
Holdbacks payable	25(b)	7,887	-
Government remittances payable	25(b)	1,123	30
Construction loan payable	15,25(b)	20,951	-
Total current liabilities		45,493	7,878
Construction loan payable	15,25(b)	-	5,367
Due to non-controlling interests	14,25(b)	2,136	-
Deferred income tax liability	22	1,850	1,416
Total liabilities		49,479	14,661
Shareholders' equity
Share capital	16	225,500	83,559
Warrants	17(a)	1,548	3,364
Stock options	17(b)	6,241	2,289
Accumulated deficit		(22,715)	(3,724)
Accumulated other comprehensive income		930	880
Total equity attributable to shareholders of Cronos Group		211,504	86,368
Non-controlling interests	14	136	-
Total shareholders' equity		211,640	86,368
Total liabilities and shareholders' equity		$261,119	$101,029
Commitments and contingencies	21
Subsequent events	28

Cronos Group Inc.
Consolidated Statements of Operations and Comprehensive Income (Loss)
For the Years Ended December 31, 2018 and December 31, 2017
(in thousands of CDN $, except share and per share amounts)

	Notes	2018	2017
Gross revenue	18	$17,145	$4,082
Excise taxes		(1,442)	-
Net revenue		15,703	4,082
Cost of sales
Cost of sales before fair value adjustments	6(b)	7,654	2,040
Gross profit before fair value adjustments		8,049	2,042
Fair value adjustments
Unrealized change in fair value of biological assets	6(b)	(11,568)	(7,637)
Realized fair value adjustments on inventory sold in the year	6(b)	8,349	2,449
Total fair value adjustments		(3,219)	(5,188)
Gross profit		11,268	7,230
Operating expenses
Sales and marketing		4,111	575
Research and development		2,350	-
General and administrative		17,421	6,360
Share-based payments	17(b),20	4,238	1,862
Depreciation and amortization	12,13(a)	1,256	541
Total operating expenses		29,376	9,338
Operating loss		(18,108)	(2,108)
Other income (expense)
Interest income (expense)		107	(126)
Share of income (loss) from investments in equity accounted investees	10	(936)	165
Gain on other investments	11	221	4,858
Total other income (expense)		(608)	4,897
Income (loss) before income taxes		(18,716)	2,789
Income tax expense	22	489	298
Net income (loss)		$(19,205)	$2,491
Net income (loss) attributable to:
Cronos Group		$(18,970)	$2,491
Non-controlling interests	14	(235)	-
		$(19,205)	$2,491
Other comprehensive income (loss)
Gain on revaluation and disposal of other investments, net of tax	11,22	$46	$947
Foreign exchange gain on translation of foreign operations	2(d),14	4	-
Unrealized gains reclassified to net income	11	n/a	(1,651)
Total other comprehensive income (loss)		50	(704)
Comprehensive income (loss)		$(19,155)	$1,787
Comprehensive income (loss) attributable to:
Cronos Group		$(18,920)	$1,787
Non-controlling interests	14	(235)	-
		$(19,155)	$1,787
Net income (loss) per share
Basic	19	$(0.11)	$0.02
Diluted	19	$(0.11)	$0.01
Weighted average number of outstanding shares
Basic	19	172,269,170	134,803,542
Diluted	19	172,269,170	176,789,161

Cronos Group Inc.
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2018 and December 31, 2017
(in thousands of CDN $)

	Notes	2018	2017
Operating activities
Net income (loss)		$(19,205)	$2,491
Items not affecting cash:
Unrealized change in fair value of biological assets	6(b)	(11,568)	(7,637)
Realized fair value adjustments on inventory sold in the year	6(b)	8,349	2,449
Share-based payments	17(b),20	4,238	1,862
Depreciation and amortization	12,13(a)	2,510	996
Share of loss (income) from investments in equity accounted investees	10	936	(165)
Gain on other investments	11	(221)	(4,858)
Deferred income tax expense	22	489	298
Foreign exchange gain		(11)	-
Net changes in non-cash working capital	24	4,744	(984)
Cash flows used in operating activities		(9,739)	(5,548)
Investing activities
Repayment of purchase price liability		-	(2,590)
Investments in equity accounted investees	10	(621)	(1,076)
Investment in ABcann Global Corporation	11	-	(1,016)
Proceeds from sale of other investments	11	967	10,879
Payment to exercise ABcann Global Corporation warrants	11	(113)	(2,268)
Advances to joint ventures	9	(6,941)	-
Purchase of property, plant and equipment	12	(114,407)	(42,701)
Purchase of intangible assets	13(a)	(360)	-
Cash flows used in investing activities		(121,475)	(38,772)
Financing activities
Proceeds from exercise of warrants	17(a)	2,800	1,624
Payments from share appreciation rights	17(b)	(21)	-
Proceeds from exercise of options	17(b)	584	591
Proceeds from share issuance	16	146,032	49,594
Share issuance costs		(9,577)	(2,767)
Proceeds from construction loan payable	15	15,007	6,304
Payment of accrued interest on construction loan payable	15	(185)	-
Repayment of mortgage payable		-	(4,000)
Transaction costs paid on construction loan payable	15	-	(1,282)
Cash flows provided by financing activities		154,640	50,064
Net change in cash		23,426	5,744
Cash - beginning of year		9,208	3,464
Cash - end of year		$32,634	$9,208
Supplemental cash flow information
Interest paid		$870	$200
Interest received		$-	$22